UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2024

Commission File Number: 001-41445

Jianzhi Education Technology Group Company Limited

27/F, Tower A, Yingdu Building, Zhichun Road

Haidian District, Beijing 100086

People’s Republic of China

+86 10 58732560

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Jianzhi Education Technology Group Company Limited

Announces Receipt of Minimum Bid Price Notice from Nasdaq

Jianzhi Education Technology Group Company Limited (NASDAQ: JZ) (“Jianzhi” or the “Company”) announced that it has received written notification from the staff of the Listing Qualifications Department of the Nasdaq Stock Market LLC (“Nasdaq”) dated August 7, 2024, indicating that for the last 30 consecutive business days, the closing bid price for the Company’s American depositary shares (the “ADSs”) was below the minimum bid price of US$1.00 per share requirement set forth in the Nasdaq Listing Rules. The Nasdaq notification letter has no current effect on the listing or trading of the Company’s securities on the Nasdaq Global Select Market.

Pursuant to the Nasdaq Listing Rules, the Company is provided with a compliance period of 180 calendar days, or until February 3, 2025, to regain compliance under the Nasdaq Listing Rules. If at any time during the 180-day compliance period, the closing bid price of the Company’s ADSs is US$1.00 per share or higher for a minimum of ten consecutive business days, the Nasdaq will provide the Company written confirmation of compliance and the matter will be closed.

In the event the Company does not regain compliance by February 3, 2025, the Company may be eligible for an additional 180 day calendar period to regain compliance or be subject to delisting. To qualify for the additional time, the Company must submit an on-line Transfer Application and pay a non-refundable $5,000 application fee. Also, the Company will be required to meet the continued listing requirements regarding the market value of publicly held shares and all other initial listing standards, except for the minimum bid price requirement. In addition, the Company will be required to notify Nasdaq of its intent to cure the deficiency by effecting a reverse stock split, if necessary, during the additional compliance period.

The Nasdaq notification letter will have no effect on the Company’s business operations, and the Company will take all reasonable measures to regain compliance. However, there can be no assurance that the Company will be able to regain compliance.

On August 12, 2024, the Company issued a press release regarding the deficiency. A copy of the press release is attached hereto as Exhibit 99.1.

Neither this report nor the exhibits constitute an offer to sell, or the solicitation of an offer to buy our securities, nor shall there be any sale of our securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such state or jurisdiction.

The information in this Form 6-K, including the exhibits shall not be deemed to be “filed” for the purposes of Section 18 of the Securities Exchange Act of 1934, as amended, and shall not be incorporated by reference into any filing under the Securities Act of 1933, as amended, except as shall be expressly set forth by specific reference in such filing.

Exhibit Index

Exhibit No.	Description
Exhibit 99.1	Press Release

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Jianzhi Education Technology Group Company Limited

	By:	/s/ Yong Hu
	Name:	Yong Hu
	Title:	Director and Chief Executive Officer

Date: August 12, 2024

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